02032554

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, FOR April 25, Series 2002-2	**333-82832**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April __, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: [signature]
Name: David S. Wells
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Option One Mortgage Loan Trust 2002-3

Marketing Materials

OPTION ONE®

MORTGAGE CORPORATION

$1,318,375,000 (Approximate)

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Master Servicer

Greenwich Capital Markets, Inc. **Banc of America Securities LLC**
Co-Lead Underwriters

Banc One Capital Markets, Inc.
Lehman Brothers
Credit Suisse First Boston
RBC Dain Rauscher

Co-Underwriters

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: April 15, 2002***

$1,318,375,000 (Approximate)
Option One Mortgage Loan Trust 2002-3

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Pymt Window (Mths)	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1 [4]	$825,500,000	2.91/3.11	1-80/1-175	Aaa/AAA/AAA	August 2032	Floating Rate Senior
A-2 [4]	$353,750,000	2.92/3.14	1-80/1-178	Aaa/AAA/AAA	August 2032	Floating Rate Senior
M-1 [4]	$53,000,000	4.69/5.07	37-80/37-128	Aa2/AA/AA	August 2032	Floating Rate Subordinate
M-2 [4]	$46,375,000	4.68/4.95	37-80/37-112	A2/A/A	August 2032	Floating Rate Subordinate
M-3 [4]	$39,750,000	4.35/4.38	37-80/37-91	Baa2/BBB/BBB	August 2032	Floating Rate Subordinate
S [4,5]	Notional	N/A	N/A	Aaa/AAA/AAA	October 2004	Structured IO
Total:	**$1,318,375,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class S, Class M-1, Class M-2 and Class M-3 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates doubles and the margin on the Class M-1, Class M-2 and Class M-3 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4) See "Net WAC Rate" herein.

(5) The Class S Certificates are not entitled to any principal payments, but will accrue interest on a notional balance, initially equal to $132,500,000.

Depositor: Option One Mortgage Acceptance Corporation.

Originator and Master Servicer: Option One Mortgage Corporation ("***Option One***").

Co-Lead Underwriters: Greenwich Capital Markets, Inc. and Banc of America Securities LLC.

Co-Underwriters: Banc One Capital Markets, Inc., Credit Suisse First Boston, Lehman Brothers and RBC Dain Rauscher.

Trustee: Wells Fargo Bank Minnesota, N.A.

PMI Insurer: Radian Guaranty Inc. ("***Radian***").

Offered Certificates: The Class A-1 and the Class A-2 Certificates (together, the "***Class A Certificates***") and the Class S Certificates are collectively referred to herein as the "***Senior Certificates***." The Class M-1, Class M-2 and Class M-3 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $1,011,489,198, of which: (i) approximately $705,155,291 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $306,333,908 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Initial Mortgage Loans***" and together with the Group I Mortgage Loans, the "***Initial Mortgage Loans***"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $313,510,802 will be deposited, of which approximately (i) $222,372,709 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $91,138,092 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Group I Subsequent Mortgage Loans, the "***Subsequent Mortgage Loans***"). On or prior to July 22, 2002 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date).

Convertible Mortgage Loans: Approximately 3.42% of the Group I Initial Mortgage Loans and approximately 0.79% of the Group II Initial Mortgage Loans are, at the borrower's option, subject to conversion during a certain period into fixed-rate mortgage loans (the "***Convertible Mortgage Loans***") at a rate not to exceed 600 basis points over the FNMA rate for thirty-year fixed-rate mortgage loans, only if certain conditions are met, for example, (a) the borrower has made timely payments on the mortgage loan during the twelve months immediately preceding the conversion date; (b) the borrower occupies the property; (c) the value of the property has not declined since the note date of the original loan; and (d) the borrower meets the Master Servicer's property and credit standards.

If a borrower exercises his or her right to convert the adjustable rate on a Convertible Mortgage Loan to a fixed rate, no party will have any obligation to repurchase such Convertible Mortgage Loan.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates (other than the Class S Certificates) will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates (other than the Class S Certificates) will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.

Net WAC Rate: The "***Net WAC Rate***" for the Offered Certificates (other than the Class S Certificates) is equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans less (ii) the Pass-Through Rate of the Class S Certificates multiplied by a fraction equal to (a) the notional balance of the Class S Certificates divided by (b) the aggregate principal balance of the Mortgage Loans plus any remaining amounts in the Pre-Funding Account, the result being adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

The Net WAC Rate for the Class S Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

Maximum Cap: The "***Maximum Cap***" for the Offered Certificates (other than the Class S Certificates) is equal to (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans less (ii) the Pass-Through Rate of the Class S Certificates multiplied by a fraction equal to (a) the notional balance of the Class S Certificates divided by (b) the aggregate principal balance of the Mortgage Loans plus any remaining amounts in the Pre-Funding Account, the result being adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate (or the applicable fixed rate in the case of the Class S Certificates) over (b) the amount of interest actually accrued on such Class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate (or the applicable fixed rate in the case of the Class S Certificates). Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Class S Certificates:

The Class S Certificates will have a notional balance equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans plus any remaining amounts in the Pre-Funding Account and (ii) the notional balance specified in the table below. The Pass-Through Rate for the Class S Certificates is equal to the lesser of (i) the fixed rate specified in the table below and (ii) the related Net WAC Rate.

Month	Notional Balance	Fixed Rate
1 – 10	$132,500,000	5.50%
11 – 20	$132,500,000	3.50%
21 – 30	$132,500,000	2.50%
31 and after	$0	0.00%

Credit Enhancement:

Consists of the following:
1) PMI Policy issued by Radian
2) Excess Cashflow
3) Overcollateralization Amount and
4) Subordination

The PMI Policy:

As of the Cut-off Date, approximately 55.31% of the Initial Mortgage Loans (approximately 56.21% of the Group I Initial Mortgage Loans and approximately 53.24% of the Group II Initial Mortgage Loans) will be covered by a primary mortgage insurance policy (the '***PMI Policy***") issued by Radian. For each of these Initial Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that Radian will provide such coverage on a similar percentage of the Subsequent Mortgage Loans.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

The "***Overcollateralization Target Amount***" is approximately 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero; and
(ii) the later to occur of
  (x) the Distribution Date occurring in May 2005 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 22%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Account.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 80% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Account on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2005 – April 2006	4.00%
May 2006 – April 2007	4.50%
May 2007 – April 2008	5.25%
May 2008 – April 2009	5.50%
May 2009 and thereafter	6.00%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds (including any insurance proceeds from the PMI Policy, if applicable and only to a limited extent) relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-3 Certificates, then the Class M-2 Certificates and lastly to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates and fifth, monthly interest to the Class M-3 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates generally *pro rata*, based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown" and lastly, monthly principal to the Class M-3 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates (other than the Class S Certificates) to replenish or maintain O/C as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates.
4) Any remaining Excess Cashflow to the Offered Certificates, first to the Senior Certificates, *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates and lastly to the Class M-3 Certificates, any related Net WAC Rate Carryover Amount.
5) Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: i) Class M-1 Certificates, ii) Class M-2 Certificates and then iii) the Class M-3 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates (other than the Class S Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Class A Certificates will have at least 22% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 14% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 7% credit enhancement and fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 1% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.77	5.17	3.72	2.91	2.40	2.04	1.76
MDUR (yr)	15.55	4.72	3.48	2.76	2.29	1.97	1.70
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	03/25/31	02/25/15	03/25/11	12/25/08	08/25/07	09/25/06	01/25/06

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.82	5.52	3.99	3.11	2.55	2.17	1.86
MDUR (yr)	15.58	4.97	3.69	2.93	2.43	2.08	1.79
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	04/25/32	06/25/27	04/25/21	11/25/16	10/25/13	10/25/11	02/25/10

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.59	5.20	3.74	2.92	2.41	2.05	1.77
MDUR (yr)	15.40	4.74	3.49	2.77	2.30	1.97	1.71
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	03/25/31	02/25/15	03/25/11	12/25/08	08/25/07	09/25/06	01/25/06

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.64	5.55	4.02	3.14	2.57	2.19	1.87
MDUR (yr)	15.42	4.99	3.71	2.95	2.44	2.09	1.80
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	04/25/32	07/25/27	06/25/21	02/25/17	01/25/14	12/25/11	04/25/10

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.54	8.68	6.09	4.69	4.00	3.70	3.66
MDUR (yr)	19.05	7.62	5.53	4.35	3.76	3.49	3.45
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	06/25/05	08/25/05	09/25/05
Last Prin Pay	03/25/31	02/25/15	03/25/11	12/25/08	08/25/07	09/25/06	01/25/06

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.65	9.33	6.59	5.07	4.29	3.93	3.85
MDUR (yr)	19.10	8.06	5.91	4.66	3.99	3.69	3.63
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	06/25/05	08/25/05	09/25/05
Last Prin Pay	02/25/32	10/25/21	07/25/16	12/25/12	09/25/10	03/25/09	01/25/08

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.54	8.68	6.09	4.68	3.96	3.59	3.43
MDUR (yr)	17.96	7.43	5.43	4.28	3.67	3.35	3.21
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	05/25/05	06/25/05	07/25/05
Last Prin Pay	03/25/31	02/25/15	03/25/11	12/25/08	08/25/07	09/25/06	01/25/06

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.63	9.14	6.44	4.95	4.16	3.75	3.55
MDUR (yr)	17.99	7.73	5.69	4.49	3.83	3.49	3.32
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	05/25/05	06/25/05	07/25/05
Last Prin Pay	12/25/31	10/25/19	10/25/14	08/25/11	08/25/09	05/25/08	05/25/07

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.15	7.99	5.61	4.35	3.70	3.37	3.21
MDUR (yr)	16.34	6.70	4.93	3.92	3.38	3.11	2.97
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	05/25/05	05/25/05	05/25/05
Last Prin Pay	03/25/31	02/25/15	03/25/11	12/25/08	08/25/07	09/25/06	01/25/06

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.16	8.04	5.65	4.38	3.72	3.39	3.22
MDUR (yr)	16.34	6.73	4.96	3.94	3.40	3.12	2.98
First Prin Pay	09/25/24	11/25/06	08/25/05	05/25/05	05/25/05	05/25/05	05/25/05
Last Prin Pay	07/25/31	09/25/16	05/25/12	11/25/09	04/25/08	03/25/07	06/25/06

Net WAC Rate for the Offered Certificates (other than the Class S Certificates)

Period	Net WAC Rate (1)	Period	Net WAC Rate (1)	Period	Net WAC Rate (1)
1	7.56027%	29	9.26985%	57	11.45354%
2	7.07086%	30	9.55753%	58	11.43868%
3	7.30394%	31	9.99221%	59	12.64771%
4	7.06513%	32	10.31771%	60	11.40870%
5	7.06123%	33	10.15844%	61	11.77392%
6	7.29183%	34	10.15051%	62	11.37890%
7	7.05154%	35	11.22922%	63	11.74258%
8	7.28022%	36	10.13447%	64	11.34841%
9	7.03848%	37	11.13784%	65	11.33295%
10	7.03062%	38	10.76857%	66	11.69465%
11	7.90202%	39	11.34084%	67	11.30177%
12	7.13114%	40	10.96424%	68	11.66226%
13	7.36212%	41	10.95340%	69	11.27027%
14	7.11719%	42	11.30723%	70	11.25440%
15	7.34617%	43	11.49609%	71	12.01351%
16	7.10041%	44	11.86617%	72	11.22242%
17	7.09090%	45	11.65785%	73	11.57985%
18	7.31664%	46	11.64442%	74	11.19013%
19	7.06983%	47	12.87707%	75	11.54633%
20	7.29309%	48	11.61729%	76	11.15753%
21	7.17776%	49	11.88775%	77	11.14112%
22	7.16775%	50	11.49034%	78	11.49547%
23	7.65053%	51	11.87464%	79	11.10809%
24	7.14528%	52	11.47743%	80	11.46118%
25	9.08678%	53	11.46317%	81	11.07477%
26	8.77604%	54	11.83045%		
27	9.61986%	55	11.47079%		
28	9.28995%	56	11.83802%		

(1) Assumes 6 Month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed to call.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Initial Mortgage Loan Statistics

As of the Cut-off Date

Aggregate Outstanding Principal Balance:	$705,155,291
Number of Loans:	4,961

			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$142,140		$59,681		$542,750	
Average Original Balance:	$142,161		$60,000		$542,750	
Weighted Average Current Loan Rate:	8.740	%	6.150		13.990	%
				%		
ARM Characteristics:						
Weighted Average Gross Margin:	5.929	%	2.750		10.650	%
Weighted Average Maximum Loan Rate:	14.766	%	12.150	%	19.850	%
Weighted Average Minimum Loan Rate:	8.747	%	6.150	%	13.850	%
Weighted Average Initial Periodic Rate Cap:	2.999	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	25	months	6	%	37	months
				months		
Weighted Average Original Term:	353	months	120		360	months
Weighted Average Remaining Term:	352	months	119	months	360	months
Weighted Average Credit Score:	594		490	months	809	
Weighted Average Combined Original LTV:	79.94	%	19.78		100.00	%
				%		
First Pay Date:			Nov 01, 2001		Jun 01, 2002	
Maturity Date:			Mar 01, 2012		May 01, 2032	

Top Property State Concentrations ($):	16.24 % California, 11.81 % New York, 8.47 % Massachusetts
Maximum Zip Code Concentration ($):	0.30 % 02301

Outstanding Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
59,681 - 100,000	1,473	117,243,777.18	16.63
100,001 - 150,000	1,625	202,383,885.85	28.70
150,001 - 200,000	1,003	174,637,838.23	24.77
200,001 - 250,000	536	119,168,944.33	16.90
250,001 - 300,000	285	78,175,191.10	11.09
300,001 - 350,000	21	6,691,035.47	0.95
350,001 - 400,000	16	5,903,868.46	0.84
400,001 - 450,000	1	408,000.00	0.06
500,001 - 542,750	1	542,750.00	0.08
Total	4,961	705,155,290.62	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	122	16,215,045.91	2.30
451 - 500	28	3,711,261.29	0.53
501 - 550	1,374	196,382,507.66	27.85
551 - 600	1,368	192,052,992.24	27.24
601 - 650	1,197	172,419,891.15	24.45
651 - 700	594	84,096,539.80	11.93
701 - 750	225	32,241,319.71	4.57
751 - 800	50	7,783,157.86	1.10
801 - 809	3	252,575.00	0.04
Total	4,961	705,155,290.62	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	3	210,762.37	0.03
180	242	25,463,824.39	3.61
240	45	4,929,551.65	0.70
360	4,671	674,551,152.21	95.66
Total	4,961	705,155,290.62	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	3	210,762.37	0.03
175 - 180	242	25,463,824.39	3.61
235 - 240	45	4,929,551.65	0.70
349 - 354	5	662,545.93	0.09
355 - 360	4,666	673,888,606.28	95.57
Total	4,961	705,155,290.62	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	3,753	518,260,134.78	73.50
2-4 Units Detached	429	76,305,420.73	10.82
PUD Detached	449	68,641,830.54	9.73
Condo Low-Rise Attached	228	29,096,074.93	4.13
Manufactured Housing	58	5,759,872.27	0.82
2-4 Units Attached	12	2,805,711.35	0.40
Condo High-Rise Attached	19	2,587,353.43	0.37
Single Family Attached	9	1,124,416.09	0.16
PUD Attached	4	574,476.50	0.08
Total	4,961	705,155,290.62	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,648	665,358,013.75	94.36
Non-owner	242	30,801,098.48	4.37
Second Home	71	8,996,178.39	1.28
Total	4,961	705,155,290.62	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	3,024	433,057,234.95	61.41
Purchase	1,513	211,832,731.09	30.04
Rate/Term Refinance	424	60,265,324.58	8.55
Total	4,961	705,155,290.62	100.00

Combined Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19.78 - 20.00	1	90,000.00	0.01
20.01 - 25.00	11	982,120.00	0.14
25.01 - 30.00	17	1,875,000.00	0.27
30.01 - 35.00	15	1,550,709.30	0.22
35.01 - 40.00	23	2,453,501.67	0.35
40.01 - 45.00	27	3,750,827.97	0.53
45.01 - 50.00	63	8,337,389.18	1.18
50.01 - 55.00	83	11,947,373.24	1.69
55.01 - 60.00	120	15,799,099.43	2.24
60.01 - 65.00	248	35,419,777.49	5.02
65.01 - 70.00	316	46,877,092.04	6.65
70.01 - 75.00	559	79,122,589.03	11.22
75.01 - 80.00	1,510	217,546,537.00	30.85
80.01 - 85.00	371	51,428,804.29	7.29
85.01 - 90.00	871	127,515,643.31	18.08
90.01 - 95.00	678	93,925,804.88	13.32
95.01 - 100.00	48	6,533,021.79	0.93
Total	4,961	705,155,290.62	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	15	1,615,766.68	0.23
Alaska	6	892,295.00	0.13
Arizona	118	14,261,911.48	2.02
Arkansas	6	714,364.65	0.10
California	653	114,500,523.85	16.24
Colorado	118	17,897,339.79	2.54
Connecticut	109	14,538,960.68	2.06
Delaware	9	1,056,889.58	0.15
Florida	412	49,799,603.04	7.06
Georgia	145	19,274,334.86	2.73
Hawaii	1	135,800.00	0.02
Idaho	14	1,284,919.23	0.18
Illinois	284	39,466,331.89	5.60
Indiana	91	9,846,067.82	1.40
Iowa	8	674,244.02	0.10

Property State (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Kansas	26	2,710,620.00	0.38
Kentucky	33	3,403,583.77	0.48
Louisiana	35	3,635,039.58	0.52
Maine	32	3,990,918.56	0.57
Maryland	75	10,829,561.16	1.54
Massachusetts	361	59,751,056.44	8.47
Michigan	257	30,143,379.91	4.27
Minnesota	86	12,314,893.47	1.75
Mississippi	7	561,357.75	0.08
Missouri	56	6,503,193.57	0.92
Montana	5	525,890.33	0.07
Nebraska	5	456,636.34	0.06
Nevada	52	7,791,444.43	1.10
New Hampshire	53	7,185,099.12	1.02
New Jersey	230	38,204,581.48	5.42
New Mexico	4	364,431.18	0.05
New York	465	83,258,152.79	11.81
North Carolina	117	13,364,145.82	1.90
North Dakota	2	165,806.22	0.02
Ohio	166	18,474,310.07	2.62
Oklahoma	4	339,908.19	0.05
Oregon	33	4,582,355.43	0.65
Pennsylvania	143	17,023,566.96	2.41
Rhode Island	59	8,070,661.18	1.14
South Carolina	30	3,245,420.83	0.46
Tennessee	59	6,092,293.72	0.86
Texas	255	31,833,755.20	4.51
Utah	43	5,654,936.40	0.80
Vermont	14	1,899,625.04	0.27
Virginia	123	16,931,643.90	2.40
Washington	80	12,666,993.80	1.80
West Virginia	2	138,450.00	0.02
Wisconsin	56	6,644,825.41	0.94
Wyoming	4	437,400.00	0.06
Total	4,961	705,155,290.62	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,389	466,455,599.26	66.15
Stated Income Documentation	1,532	232,757,345.34	33.01
Lite Documentation	40	5,942,346.02	0.84
Total	4,961	705,155,290.62	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	510	69,932,728.22	9.92
AA	2,647	382,824,359.60	54.29
A	861	121,128,844.40	17.18
B	719	102,267,588.35	14.50
C	155	20,524,755.31	2.91
CC	69	8,477,014.74	1.20
Total	4,961	705,155,290.62	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	3,741	549,314,972.80	77.90
Fixed Rate 30 Yr	658	88,913,545.83	12.61
3/27 6 Mo LIBOR ARM	270	35,942,633.58	5.10
Fixed 30/15 Balloon	150	15,599,085.33	2.21
Fixed Rate 15 Yr	86	8,869,788.90	1.26
Fixed Rate 20 Yr	45	4,929,551.65	0.70
2/13 6 Mo LIBOR ARM	9	1,205,712.53	0.17
6 Mo LIBOR ARM 30 Yr	2	380,000.00	0.05
Total	4,961	705,155,290.62	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	4,811	689,556,205.29	97.79
Balloon	150	15,599,085.33	2.21
Total	4,961	705,155,290.62	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	4,909	701,001,420.27	99.41
Second Lien	52	4,153,870.35	0.59
Total	4,961	705,155,290.62	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Month Prepayment Penalty	137	22,408,463.78	3.18
24 Month Prepayment Penalty	3,151	453,520,439.26	64.31
30 Month Prepayment Penalty	13	2,619,150.00	0.37
36 Month Prepayment Penalty	768	96,508,927.65	13.69
60 Month Prepayment Penalty	63	8,328,417.74	1.18
No Prepayment Penalty	829	121,769,892.19	17.27
Total	4,961	705,155,290.62	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	4,961	705,155,290.62	100.00
Total	4,961	705,155,290.62	100.00

PMI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	2,772	396,396,252.73	56.21
No PMI Insurer:	2,189	308,759,037.89	43.79
Total	4,961	705,155,290.62	100.00

Convertible Mortgage Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Convertible	4,781	681,072,259.86	96.58
Convertible	180	24,083,030.76	3.42
Total	4,961	705,155,290.62	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.150 - 7.000	222	35,907,555.89	5.09
7.001 - 8.000	1,069	162,181,582.95	23.00
8.001 - 9.000	1,810	266,749,196.62	37.83
9.001 - 10.000	1,228	164,722,038.73	23.36
10.001 - 11.000	478	60,041,197.49	8.51
11.001 - 12.000	114	11,842,593.17	1.68
12.001 - 13.000	36	3,412,471.98	0.48
13.001 - 13.990	4	298,653.79	0.04
Total	4,961	705,155,290.62	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 3.000	4	573,656.89	0.10
3.001 - 4.000	41	6,264,364.45	1.07
4.001 - 5.000	522	80,901,677.19	13.79
5.001 - 6.000	1,631	250,445,698.95	42.68
6.001 - 7.000	1,297	179,284,833.66	30.55
7.001 - 8.000	471	62,969,054.04	10.73
8.001 - 9.000	44	5,192,383.88	0.88
9.001 - 10.000	11	1,133,649.85	0.19
10.001 - 10.650	1	78,000.00	0.01
Total	4,022	586,843,318.91	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.150 - 13.000	164	26,873,400.17	4.58
13.001 - 14.000	837	130,881,518.40	22.30
14.001 - 15.000	1,476	222,265,430.21	37.87
15.001 - 16.000	1,043	143,598,850.11	24.47
16.001 - 17.000	388	50,386,259.00	8.59
17.001 - 18.000	85	9,926,006.64	1.69
18.001 - 19.000	26	2,679,200.59	0.46
19.001 - 19.850	3	232,653.79	0.04
Total	4,022	586,843,318.91	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.150 - 7.000	163	26,677,677.74	4.55
7.001 - 8.000	839	131,361,656.58	22.38
8.001 - 9.000	1,509	227,037,595.20	38.69
9.001 - 10.000	1,037	142,266,764.21	24.24
10.001 - 11.000	377	48,839,101.42	8.32
11.001 - 12.000	69	7,810,162.99	1.33
12.001 - 13.000	25	2,617,706.98	0.45
13.001 - 13.850	3	232,653.79	0.04
Total	4,022	586,843,318.91	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2	380,000.00	0.06
3.000	4,020	586,463,318.91	99.94
Total	4,022	586,843,318.91	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	4,022	586,843,318.91	100.00
Total	4,022	586,843,318.91	100.00

Rate Change Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/02	2	380,000.00	0.06
10/01/03	5	662,545.93	0.11
11/01/03	37	5,261,489.13	0.90
12/01/03	26	3,287,153.66	0.56
01/01/04	95	12,975,783.58	2.21
02/01/04	94	12,866,531.12	2.19
03/01/04	173	25,808,593.54	4.40
04/01/04	3,199	471,087,024.87	80.27
05/01/04	121	18,571,563.50	3.16
11/01/04	1	86,097.73	0.01
12/01/04	1	199,236.43	0.03
01/01/05	6	881,231.89	0.15
02/01/05	19	2,641,726.81	0.45
03/01/05	15	2,006,216.22	0.34
04/01/05	218	28,811,795.50	4.91
05/01/05	10	1,316,329.00	0.22
Total	4,022	586,843,318.91	100.00

Group II Initial Mortgage Loan Statistics

As of the Cut-off Date

Total Outstanding Principal Balance:	$306,333,908					
Number of Loans:	2,267					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$135,127		$49,858		$950,000	
Average Original Balance:	$135,145		$50,000		$950,000	
Weighted Average Current Loan Rate:	8.837	%	6.250	%	13.700	%
ARM Characteristics:						
Weighted Average Gross Margin:	5.891	%	3.100	%	9.950	%
Weighted Average Maximum Loan Rate:	14.827	%	12.250	%	19.000	%
Weighted Average Minimum Loan Rate:	8.813	%	5.000	%	13.000	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	25	months	6	months	37	months
Weighted Average Original Term:	349	months	120	months	360	months
Weighted Average Remaining Term:	349	months	119	months	360	months
Weighted Average Credit Score:	596		492		805	
Weighted Average Combined Original LTV:	76.83	%	9.98	%	100.00	%
First Pay Date:			Dec 01, 2001		Jun 01, 2002	
Maturity Date:			Mar 01, 2012		May 01, 2032	

Top Property State Concentrations ($): 20.63 % California, 11.01 % New York, 7.65 % Florida
Maximum Zip Code Concentration ($): 0.52 % 92024

Outstanding Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49,858 - 50,000	101	5,049,572.94	1.65
50,001 - 100,000	1,348	91,597,667.48	29.90
100,001 - 150,000	294	35,992,553.39	11.75
150,001 - 200,000	120	20,599,262.78	6.72
200,001 - 250,000	28	6,263,887.45	2.04
250,001 - 300,000	18	4,951,678.89	1.62
300,001 - 350,000	143	46,280,686.66	15.11
350,001 - 400,000	103	39,011,582.57	12.73
400,001 - 450,000	36	15,389,535.85	5.02
450,001 - 500,000	47	22,597,700.44	7.38
500,001 - 550,000	9	4,762,083.77	1.55
550,001 - 600,000	6	3,496,087.62	1.14
600,001 - 650,000	4	2,482,000.00	0.81
650,001 - 700,000	4	2,675,425.90	0.87
700,001 - 750,000	2	1,495,000.00	0.49
800,001 - 850,000	1	840,000.00	0.27
900,001 - 950,000	3	2,849,182.07	0.93
Total	2,267	306,333,907.81	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	70	6,055,301.34	1.98
451 - 500	9	630,300.01	0.21
501 - 550	700	77,904,706.10	25.43
551 - 600	656	92,921,560.39	30.33
601 - 650	551	78,409,125.05	25.60
651 - 700	200	32,649,884.73	10.66
701 - 750	51	9,112,033.12	2.97
751 - 800	28	8,231,797.07	2.69
801 - 805	2	419,200.00	0.14
Total	2,267	306,333,907.81	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	636,864.01	0.21
180	221	15,879,007.90	5.18
240	45	3,805,799.71	1.24
360	1,999	286,012,236.19	93.37
Total	2,267	306,333,907.81	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	2	636,864.01	0.21
175 - 180	221	15,879,007.90	5.18
235 - 240	45	3,805,799.71	1.24
355 - 360	1,999	286,012,236.19	93.37
Total	2,267	306,333,907.81	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,792	236,941,995.62	77.35
PUD Detached	141	31,255,237.00	10.20
2-4 Units Detached	139	16,609,540.35	5.42
Condo Low-Rise Attached	111	14,865,526.69	4.85
Manufactured Housing	61	4,130,084.05	1.35
Condo High-Rise Attached	5	1,185,450.00	0.39
Single Family Attached	9	602,374.70	0.20
PUD Attached	5	479,781.56	0.16
2-4 Units Attached	4	263,917.84	0.09
Total	2,267	306,333,907.81	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,120	290,009,381.80	94.67
Non-owner	114	10,864,968.47	3.55
Second Home	33	5,459,557.54	1.78
Total	2,267	306,333,907.81	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,411	193,685,923.59	63.23
Purchase	641	81,931,677.35	26.75
Rate/Term Refinance	215	30,716,306.87	10.03
Total	2,267	306,333,907.81	100.00

Combined Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.98 - 10.00	1	50,000.00	0.02
10.01 - 15.00	2	112,500.00	0.04
15.01 - 20.00	4	275,000.00	0.09
20.01 - 25.00	4	320,000.00	0.10
25.01 - 30.00	8	1,182,208.00	0.39
30.01 - 35.00	10	812,384.68	0.27
35.01 - 40.00	15	2,155,218.02	0.70
40.01 - 45.00	26	2,371,776.18	0.77
45.01 - 50.00	37	4,643,536.57	1.52
50.01 - 55.00	58	5,923,970.12	1.93
55.01 - 60.00	71	7,740,394.39	2.53
60.01 - 65.00	161	22,582,530.27	7.37
65.01 - 70.00	198	26,667,821.18	8.71
70.01 - 75.00	309	41,396,643.39	13.51
75.01 - 80.00	785	111,909,384.10	36.53
80.01 - 85.00	136	18,081,081.23	5.90
85.01 - 90.00	249	37,718,690.51	12.31
90.01 - 95.00	186	21,663,448.08	7.07
95.01 - 100.00	7	727,321.09	0.24
Total	2,267	306,333,907.81	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	24	1,431,975.00	0.47
Arizona	49	6,681,499.47	2.18
Arkansas	3	263,247.56	0.09
California	244	63,186,121.36	20.63
Colorado	38	6,148,906.77	2.01
Connecticut	48	6,873,292.05	2.24

Property State (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Delaware	6	457,704.12	0.15
Florida	244	23,426,671.27	7.65
Georgia	74	7,045,001.34	2.30
Idaho	6	410,075.00	0.13
Illinois	61	9,519,585.70	3.11
Indiana	51	4,005,966.74	1.31
Iowa	9	656,225.00	0.21
Kansas	10	699,670.88	0.23
Kentucky	23	1,505,319.43	0.49
Louisiana	25	1,841,235.59	0.60
Maine	16	1,905,502.97	0.62
Maryland	28	4,034,599.69	1.32
Massachusetts	85	17,309,130.16	5.65
Michigan	180	15,321,960.68	5.00
Minnesota	34	4,007,340.00	1.31
Mississippi	5	317,550.00	0.10
Missouri	43	2,982,309.56	0.97
Nebraska	3	182,600.00	0.06
Nevada	12	1,884,379.00	0.62
New Hampshire	20	2,151,380.00	0.70
New Jersey	101	16,754,452.53	5.47
New Mexico	8	1,072,262.32	0.35
New York	180	33,739,529.99	11.01
North Carolina	53	5,970,202.12	1.95
North Dakota	1	53,440.23	0.02
Ohio	131	9,724,257.99	3.17
Oklahoma	5	312,966.34	0.10
Oregon	11	1,992,956.95	0.65
Pennsylvania	116	10,171,573.80	3.32
Rhode Island	19	3,327,075.00	1.09
South Carolina	33	2,708,887.90	0.88
Tennessee	38	3,025,219.09	0.99
Texas	89	12,335,165.01	4.03
Utah	12	1,354,600.00	0.44
Vermont	4	255,000.00	0.08
Virginia	65	11,612,498.90	3.79
Washington	29	4,484,594.69	1.46
Wisconsin	30	3,039,875.61	0.99
Wyoming	1	150,100.00	0.05
Total	2,267	306,333,907.81	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,524	192,749,439.56	62.92
Stated Income Documentation	716	108,842,017.46	35.53
Lite Documentation	27	4,742,450.79	1.55
Total	2,267	306,333,907.81	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	80	18,082,717.35	5.90
AA	1,192	173,467,945.12	56.63
A	378	47,787,324.39	15.60
B	444	50,876,854.84	16.61
C	120	11,192,358.42	3.65
CC	53	4,926,707.69	1.61
Total	2,267	306,333,907.81	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,530	223,000,332.31	72.80
Fixed Rate 30 Yr	311	42,617,232.37	13.91
3/27 6 Mo LIBOR ARM	157	20,344,271.51	6.64
Fixed 30/15 Balloon	139	10,183,177.29	3.32
Fixed Rate 15 Yr	78	5,931,294.62	1.94
Fixed Rate 20 Yr	45	3,805,799.71	1.24
2/13 6 Mo LIBOR ARM	6	401,400.00	0.13
6 Mo LIBOR ARM 30 Yr	1	50,400.00	0.02
Total	2,267	306,333,907.81	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	2,128	296,150,730.52	96.68
Balloon	139	10,183,177.29	3.32
Total	2,267	306,333,907.81	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	2,174	299,815,391.60	97.87
Second Lien	93	6,518,516.21	2.13
Total	2,267	306,333,907.81	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Month Prepayment Penalty	26	5,089,112.27	1.66
24 Month Prepayment Penalty	1,334	184,977,070.11	60.38
30 Month Prepayment Penalty	3	1,333,500.00	0.44
36 Month Prepayment Penalty	502	57,214,798.37	18.68
60 Month Prepayment Penalty	14	2,039,968.76	0.67
No Prepayment Penalty	388	55,679,458.30	18.18
Total	2,267	306,333,907.81	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,267	306,333,907.81	100.00
Total	2,267	306,333,907.81	100.00

PMI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	1,062	163,082,102.72	53.24
No PMI Insurer	1,205	143,251,805.09	46.76
Total	2,267	306,333,907.81	100.00

Convertible Mortgage Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Convertible	2,253	303,915,371.72	99.21
Convertible	14	2,418,536.09	0.79
Total	2,267	306,333,907.81	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.250 - 7.000	84	24,071,567.87	7.86
7.001 - 8.000	327	64,183,011.74	20.95
8.001 - 9.000	623	93,179,905.25	30.42
9.001 - 10.000	686	77,728,416.67	25.37
10.001 - 11.000	356	33,295,649.42	10.87
11.001 - 12.000	151	11,335,777.19	3.70
12.001 - 13.000	35	2,284,779.67	0.75
13.001 - 13.700	5	254,800.00	0.08
Total	2,267	306,333,907.81	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.100 - 4.000	17	4,843,532.07	1.99
4.001 - 5.000	176	35,906,820.05	14.73
5.001 - 6.000	598	101,749,924.47	41.74
6.001 - 7.000	602	74,002,274.88	30.35
7.001 - 8.000	263	24,121,481.24	9.89
8.001 - 9.000	32	2,755,341.53	1.13
9.001 - 9.950	6	417,029.58	0.17
Total	1,694	243,796,403.82	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.250 - 13.000	55	15,936,785.95	6.54
13.001 - 14.000	245	48,530,636.40	19.91
14.001 - 15.000	506	79,274,441.46	32.52
15.001 - 16.000	538	66,327,321.84	27.21
16.001 - 17.000	246	25,448,687.12	10.44
17.001 - 18.000	92	7,434,240.17	3.05
18.001 - 19.000	12	844,290.88	0.35
Total	1,694	243,796,403.82	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000 - 5.000	1	479,302.97	0.20
6.001 - 7.000	55	15,762,978.88	6.47
7.001 - 8.000	244	48,371,278.95	19.84
8.001 - 9.000	512	80,955,407.10	33.21
9.001 - 10.000	534	64,604,570.27	26.50
10.001 - 11.000	245	25,395,269.90	10.42
11.001 - 12.000	91	7,383,304.87	3.03
12.001 - 13.000	12	844,290.88	0.35
Total	1,694	243,796,403.82	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	50,400.00	0.02
3.000	1,693	243,746,003.82	99.98
Total	1,694	243,796,403.82	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,694	243,796,403.82	100.00
Total	1,694	243,796,403.82	100.00

Rate Change Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/02	1	50,400.00	0.02
11/01/03	14	1,151,458.44	0.47
12/01/03	15	1,805,808.23	0.74
01/01/04	8	457,499.89	0.19
02/01/04	10	3,925,323.34	1.61
03/01/04	33	6,531,619.06	2.68
04/01/04	1,392	201,738,283.35	82.75
05/01/04	64	7,791,740.00	3.20
11/01/04	4	242,268.07	0.10
01/01/05	1	124,056.08	0.05
02/01/05	2	573,076.51	0.24
03/01/05	6	1,869,143.85	0.77
04/01/05	142	17,394,627.00	7.13
05/01/05	2	141,100.00	0.06
Total	1,694	243,796,403.82	100.00